SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 3 November 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit	1.1	Transaction in Own Shares announcement released on 2 October 2008
Exhibit	1.2	Director/PDMR Shareholding announcement released on 3 October 2008
Exhibit	1.3	Transaction in Own Shares announcement released on10 October 2008
Exhibit	1.4	Director/PDMR Shareholding announcement released on 10 October 2008
Exhibit	1.5	Director/PDMR Shareholding announcement released on 15 October 2008
Exhibit	1.6	Transaction in Own Shares announcement released on 16 October 2008
Exhibit	1.7	Transaction in Own Shares announcement released on17 October 2008
Exhibit	1.8	Transaction in Own Shares announcement released on 23 October 2008
Exhibit	1.9	3Q Results – BP delivers on promises released on 28 October 2008
Exhibit	2.0	Transaction in Own Shares announcement released on 30 October 2008
Exhibit	2.1	Total Voting Rights announcement released on 31 October 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
2
October
 2008

BP p.l.c. announces that on
1 October
 2008 it transferred to participants in its employee share schemes
230,733
 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,892,845,482
 ordinary shares in Treasury, and has
 18,725,295,068
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. -
3 October 2008

BP p.l.c. was
 informed
on

3 October
 2008, by
Fidelity Stock Plan Services LLC,

that

Ms S Bott
 (a person discharging managerial responsibility)
received two grants
 of Restricted Share Units on
8 September
 2008 under the BP Restricted Share Plan
of 16,050 ADSs

(ISIN number US0556221044)
 each, a total of
32,100 ADSs
 (equivalent to a total of 192,600 ordinary shares)
.

One
grant
 of
16,050

Restricted Share Units
 is subject to
a three year restriction period and will vest on 8 September 2011.

The second
grant
 of 16,050 Restricted Share Units is subject to a four year restriction period and will vest on 8 September 2012, this award is subject to performance conditions and
represents
 the maximum number of shares that will vest
.

In addition,
Ms Bott
 will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfillment of the obligation under D
T
R3.1.
4
R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
10

October
 2008

BP p.l.c. announces that on
9
 October
 2008 it transferred to participants in its employee share schemes
249,567
 ordinary shares at pri
ces between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,892,595,915
 ordinary shares in Treasury, and has 18,725,567,195
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. -
10

October
 2008

BP p.l.c. was advised on 10 October 2008 by Computershare Plan Managers that on 10 October 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £4.095 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward
         83 shares
Mr I.C. Conn
               83 shares

Other Persons Discharging Managerial Responsibilities

Mr R Bondy
                 83 shares
Mrs V. Cox
                  83 shares
Mr J. Mogford
             83 shares
Mr S. Westwell
            80 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.5

BP p.l.c. -   Director/PDMR Shareholding
BP p.l.c. -
15

October
 2008

BP p.l.c. was
 advised
on

14 October
 2008
,
 by
Computershare Plan Managers

that the following
senior executives (persons discharging managerial responsibility)
received the numbers of BP Ordinary shares
(ISIN number GB0007980591)
shown opposite their names on
1
8

September
 2008
 @ £
5.
239431

per
Ordinary
share as a
result of
the
reinvestment of dividends on shares held by them in the
BP
Restricted Share
 Plan
:-

Mr R. Bondy

       3,502 shares
Mr J. Mogford

2,288

shares

This notice is given in fulfi
lment of the obligations under
D
T
R3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
1
6

October
 2008

BP p.l.c. announces that on
15
 October
 2008 it transferred to participants in its employee share schemes
880,824
 ordinary shares at pri
ces between 350.00 pence and
441
.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,891,715,091
ordinary shares in Treasury, and has

18,726,451,019
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
17 October 2008

BP p.l.c. announces that on
16 October 2008 it transferred to participants in its employee share schemes
284
 ordinary shares at a price
 of
397.5
 pence
 per share
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,891,714,807
ordinary shares in Treasury, and has

 18,726,451,303
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
23

October
 2008

BP p.l.c. announces that on
22
 October
 2008 it transferred to participants in its employee share schemes
98,447
 ordinary shares at pri
ce
s between 350.0
 pence

and 386.0 pence
per share
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,891,616,360
ordinary shares in Treasury, and has
 18,726,549,750
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.9

press release

October 28, 2008

BP DELIVERS ON PROMISES AND IS WELL-PLACED
TO WEATHER THE STORM, HAYWARD SAYS

BP is making good progress in its drive to improve performance, chief executive Tony Hayward said today as the company announced underlying profits for the third quarter of 2008 of $8.9 billion, excluding non-operating items and fair value accounting effects.

Despite some operational upsets, including hurricane damage in the Gulf of Mexico and interruptions to output from its Caspian fields, BP's oil and gas production was slightly up on the same period of last year and the underlying result for the refining and marketing business rose by 70 per cent.

"Although it has since fallen away sharply, the high oil price of the third quarter obviously helped our absolute result," Hayward said. "But this should not obscure very real operational improvements in refining and rigorous cost control across the company that kept our cash costs essentially flat compared with last year - despite immense inflationary pressures in the sector.

"We are making good on our promise to deliver the strategy we laid out earlier this year - upstream growth, downstream turnaround and corporate simplification. We are well-placed to weather the prevailing financial storm and to benefit from the business opportunities that may well arise from a downturn."

The highlights of today's results were:

  Replacement cost profit of $10 billion, up 148 per cent on 3Q 2007, including a gain of $1.1 billion from non-operating items and fair value accounting effects.

  Operating cash flow of $14.9 billion, a rise of 133 per cent.

  Upstream underlying pre-tax profit of $11.5 billion, including $849 million from TNK-BP - up from $6.3 billion.

  Slightly higher output of 3.664 million barrels of oil equivalent, but showing an underlying rise of around five per cent after adjusting for oil price impacts on production-sharing agreements.

  Downstream underlying pre-tax profit of $1.3 billion, up some 70 per cent.

  Gearing of 17 per cent, compared with target range of between 20 and 30 per cent.

Confirming a dividend of 14 cents a share payable in December, Hayward said this represented a dollar rise of some 30 per cent and a Sterling rise of over 60 per cent versus a year ago.

"BP is very aware that in the current volatile climate dividends and the strength of balance sheets are a matter of concern to investors, including pension funds. In the UK, for instance, we estimate that our dividend is currently the equivalent of more than 10 per cent of the dividend income paid to pension funds by FTSE 100 companies.

"Our aim remains unchanged - to grow that dividend through time in line with our view of future sustainable performance. As new upstream projects like Thunder Horse come on stream, refinery availability is restored in the US, and the results of cost initiatives begin to deliver, the financial benefits of that performance are showing through. We are steadily and methodically meeting our promises."

Hayward said that although oil prices could dip further as the world enters recession, "I believe that BP is well-positioned to cope with such volatility. Our balance sheet is strong and we have committed less of our portfolio to high-cost options like tar sands and gas conversion than some of our peers.

"As I said, we think the current turmoil may in fact create opportunities for us and we will look at those very closely."

Describing the pace of BP's recovery as one of "steady acceleration", Hayward said production growth would be underpinned well into the next decade by the series of major projects already under way together with BP's strong resource base and continuing exploration success. "In refining and marketing, we are closing the competitive gap against our peers."

Hayward said there would be no let-up in the drive for corporate simplification, continued cost reduction and front-line efficiency in operations. "Our disciplined approach will continue and there is much more we plan to do. BP's workforce across the world has responded powerfully to our determination to make every dollar count. Today's results reflect those efforts."

- ENDS -

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
30
October
 2008

BP p.l.c. announces that on
29
 October
 2008 it transferred to participants in its employee share schemes
112,108
 ordinary shares at pri
ces between 350.00 pence and
500
.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,891,504,252
ordinary shares in Treasury, and has

18,726,669,058
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. -   Total Voting Rights
BP p.l.c. -
31

October
 2008

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London 31 October 2008

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
The issued share capital of BP p.l.c. comprised
18,726,556,950

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,731,639,450. This figure excludes (i) 1,891,616,360 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
150,444,408
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  3 November 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary